Exhibit 99.1
EnCana generates second quarter cash flow of US$2.9 billion, or $3.85 per share — up 16 percent
Second quarter natural gas production up 10 percent to 3.8 billion cubic feet per day
Strong outlook for gas production growth and prices triggers increase to
EnCana’s 2008 forecast for cash flow and gas production
Calgary, Alberta, (July 24, 2008) – EnCana Corporation (TSX & NYSE: ECA) achieved strong increases in cash flow and operating earnings in the second quarter of 2008 as a result of solid performance from the company’s  North American portfolio of  resource plays and  substantial increases in commodity prices.
“Once again our strong operating results demonstrate the substantial value-creation capacity of our resource play strategy. Second quarter cash flow per share and operating earnings per share increased 16 and 9 percent respectively over last year while natural gas production is ahead of expectations. Led by the East Texas, Jonah, Bighorn and Alberta coalbed methane (CBM) resource plays, our low-risk portfolio of unconventional resources continues to deliver sustainable growth across North America. In the second quarter, the upstream business of our Integrated Oil division, in particular, benefited from significantly higher field prices,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
EnCana expanding investments in North American resource portfolio
“With natural gas production growing faster than forecast and stronger than expected prices, we are raising our 2008 cash flow forecast to a range of $10 billion to $11 billion from a current level of $9.6 billion to $10 billion. Our full-year gas production forecast is also increasing to an expected average of 3.85 Bcf/d. We are directing the higher than originally forecast cash flows into growing our already strong position in the Haynesville Shale in Louisiana, where recent test wells are demonstrating very strong potential. At the same time, we are stepping up our divestiture program for the remainder of the year to offset the additional costs of expanding shale gas lands and resources,” Eresman said.
Shale plays continue to show promise
“In the second quarter we announced an expansion of our sizeable position in British Columbia’s Horn River and Louisiana’s Haynesville natural gas shale plays. At Horn River, two of our recently completed wells are producing at a very strong first-month average rate in excess of 5 million cubic feet per day (MMcf/d). At Haynesville, during a two-day test, the initial flow rate of a second horizontal well was 15 MMcf/d. These well results are exceptional and are a strong indication that the addition of these plays has the potential to accelerate the pace of our natural gas growth,” Eresman said.
Integrated Oil production growth set to ramp up
“At Foster Creek, first production from our newest expansion phase, which will add 30,000 bbls/d of gross production capacity, is expected to start ramping up in the fourth quarter 2008. The next 30,000 bbls/d phase is expected to be completed in the first quarter of 2009. Combined, these two phases are scheduled to double our gross production capacity at Foster Creek to 120,000 bbls/d. Production is forecast to begin ramping up later this year and continue through 2009. At Christina Lake, we are steaming wells in our recently completed expansion, which is expected to increase our gross production capacity to 18,000 bbls/d by the end of the year, with production ramping up through 2009,” Eresman said.

“Plans for splitting EnCana into two strong independent companies focused on distinct businesses – unconventional natural gas (GasCo) and integrated oil (IOCo) – are proceeding well and we are working towards completing the transaction early in 2009,” Eresman said.
Second Quarter 2008 Highlights
(all year-over-year comparisons are to the second quarter of 2007)
Financial
•	Cash flow increased 16 percent per share to $3.85, or $2.9 billion

•	Operating earnings were up 9 percent per share to $1.96, or $1.5 billion

•
Net earnings were down 14 percent per share to $1.63, or $1.2 billion, primarily due to unrealized mark-to-market losses on risk management activities of $235 million after-tax compared to gains of $47 million after-tax in 2007

•
Operating cash flow generated from the Integrated Oil division totalled $527 million, comprised of $185 million from the upstream operations, a 59 percent increase due to strong field prices, and $342 million from the downstream business, a decrease of 22 percent due to weaker refining margins

•
Capital investment was in line with guidance at $1.7 billion, up about 47 percent in large part due to continued development of East Texas and other key resource plays, as well as the expansion of the company’s upstream and downstream integrated oil capacity

•	Free cash flow decreased $206 million to $1.2 billion (free cash flow is defined in Note 1 on page 8)

•
Realized natural gas prices were up 12 percent to $8.54 per thousand cubic feet (Mcf) and realized liquids prices increased 99 percent to $90.47 per barrel (bbl). These prices include the impact of financial hedges

•	EnCana purchased approximately 200,000 common shares at an average share price of $74.81 under the Normal Course Issuer Bid, for a total cost of $15 million.
Operating – Upstream
•	Key resource play production was up 14 percent, with a 17 percent increase in natural gas production and oil production down 9 percent

•	Total natural gas production increased 10 percent to 3.8 billion cubic feet per day (Bcf/d), up 11 percent per share

•	Total oil and natural gas liquids (NGLs) production decreased 4 percent to approximately 128,000 barrels per day (bbls/d), down 3 percent per share

•
Oil production at Foster Creek and Christina Lake was down 12 percent to approximately 24,700 bbls/d (net to EnCana) due to an extended turnaround in the second quarter at Foster Creek. Current net production is about 30,000 bbls/d

•
Operating and administrative costs of $1.71 per thousand cubic feet equivalent (Mcfe) increased 46 percent from $1.17 per Mcfe one year earlier. More than half of the increase was due to long-term incentive costs and an appreciation of the Canadian dollar compared to the U.S. dollar. When those items are factored out, operating and administrative costs were in line with guidance of $1.40 per Mcfe. The rest of the increase was due to reorganization costs, increased activity levels and other administrative costs.

Operating – Downstream
•	Refined products averaged 464,000 bbls/d (232,000 bbls/d net to EnCana), up 10 percent

•
Refinery crude utilization of 97 percent or 437,000 bbls/d crude throughput (218,500 bbls/d net to EnCana), up 10 percent, from the second quarter of 2007, due to a major turnaround and new coker startup at the Borger refinery in June, 2007.

Guidance for total cash flow increases to a range of $10 billion to $11 billion
Based on the company’s strong cash flow performance to date and natural gas production and commodity price expectations for the remainder of the year, EnCana is increasing its 2008 guidance for total cash flow to a range of $10 billion to $11 billion, or between $13.30 and $14.65 per share. EnCana is also increasing its natural gas production forecast by 70 MMcf/d to 3.85 Bcf/d, or 8 percent higher than 2007 gas production. Key gas resource play production in 2008 is now expected to average 3.14 Bcf/d, up 60 MMcf/d. Production from the company’s Foster Creek and Christina Lake projects is now expected to average about 31,000 bbls/d, down about 3,000 bbls/d due to an unexpected power outage and an extended plant turnaround in the second quarter at Foster Creek. As well, the company is planning a more ambitious divestiture program. Proceeds from planned asset sales are expected to offset additional land purchases in 2008, resulting in net proceeds from acquisitions and divestitures of $500 million, which is in line with guidance. Updated guidance is posted on the company’s website www.encana.com.
Managing costs through long-term drilling contracts
“As a result of higher commodity prices and increased activity, we are seeing signs of cost inflation in services and materials – particularly for steel and fuels, and we believe inflationary pressure may continue to climb the rest of the year. EnCana has largely managed to offset inflationary pressures to date through a series of long-term contracts. For example, we have been working to lock in longer-term contracts for our well fracturing services. The majority of these contracts are priced at current levels. Significant portions of our steel requirements were contracted early so that we have the benefit of those more favourable cost levels. Going forward, we will continue to pursue cost management opportunities when possible,” Eresman said.
Key resource play natural gas production up 17 percent in second quarter
Total natural gas production increased 10 percent in the second quarter to 3.8 Bcf/d, driven by a 17 percent increase in EnCana’s natural gas key resource plays to 3.15 Bcf/d. In the U.S. increases were led by East Texas at 127 percent as a result of drilling success as well as incremental volumes from the Deep Bossier acquisition. In the Canadian Foothills natural gas production was up 5 percent, with drilling success and new facilities in the key resource plays of Bighorn in west central Alberta, CBM in central Alberta and Cutbank Ridge straddling the British Columbia-Alberta boundary.
Integrated Oil benefits from higher oil prices
Integrated Oil generated $527 million in operating cash flow, down slightly from $557 million in the same quarter of 2007. The upstream business benefited from a 138 percent increase in the average heavy oil price to $93.64 per bbl at Foster Creek and Christina Lake. Operating cash flow from the downstream business was impacted by significantly weaker refining margins.   Operating cash flow for the second quarter includes $172 million related to lower purchased product costs as a result of accounting for inventory based on a first-in first-out valuation which is required under Canadian generally accepted accounting principles.  This inventory valuation methodology results in lower product charges to operations in a rising input cost environment. The Chicago 3-2-1 crack spread averaged $13.60 per bbl in the quarter, down 55 percent from $30.12 per bbl from the same period last year when crack spreads reached record levels as gasoline inventories were drawn down to five-year lows. The weaker refining margins were offset by the higher upstream pricing, which demonstrates the benefit of the company’s integration strategy. Second quarter oil production at Foster Creek and Christina Lake was down 12 percent to about 24,700 bbls/d (net to EnCana), primarily due to an extended scheduled turnaround at Foster Creek. Current net production is approximately 30,000 bbls/d.

IMPORTANT NOTE: Effective January 2, 2007, EnCana established an integrated oil business with ConocoPhillips, which resulted in EnCana contributing its interests in Foster Creek and Christina Lake into an upstream partnership owned 50-50 by the two companies. Production and wells drilled from 2006 have been adjusted on a pro forma basis to reflect the integrated oil transaction. Per share amounts for cash flow and earnings are on a diluted basis. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Financial Summary — Total Consolidated

				6	6
(for the six months ended June 30)	Q2	Q2		months	months
($ millions, except per share amounts)	2008	2007	% Δ	2008	2007	% Δ
Cash flow[1]	2,889	2,549	+13	5,278	4,301	+23
Per share diluted	3.85	3.33	+16	7.02	5.56	+26

Operating earnings[1]	1,469	1,369	+7	2,514	2,219	+13
Per share diluted	1.96	1.79	+9	3.34	2.87	+16

Net earnings	1,221	1,446	-16	1,314	1,943	-32
Per share diluted	1.63	1.89	-14	1.75	2.51	-30

Earnings Reconciliation Summary — Total Consolidated

Net earnings (loss) (Add back losses & deduct gains)	1,221	1,446		1,314	1,943
Unrealized mark-to-market hedging gain (loss), after-tax	(235)	47		(972)	(376)
Non-operating foreign exchange gain (loss), after-tax	(13)	(7)		(228)	4
Gain (loss) on discontinuance, after-tax	—	—		—	59
Future tax recovery due to tax rate reductions	—	37		—	37

Operating earnings[1]	1,469	1,369	+7	2,514	2,219	+13
Per share diluted	1.96	1.79	+9	3.34	2.87	+16

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 8.
Production & Drilling Summary
Total Consolidated

(for the six months ended June 30)	Q2	Q2		6 months	6 months
(After royalties)	2008	2007	% Δ	2008	2007	% Δ
Natural Gas (MMcf/d)	3,841	3,506	+10	3,787	3,454	+10
Natural gas production per 1,000 shares (Mcf)	466	421	+11	919	819	+12
Oil and NGLs (Mbbls/d)	128	133	-4	132	132	—
Oil and NGLs production per 1,000 shares (Mcfe)	93	96	-3	193	188	+3

Total Production (MMcfe/d)	4,607	4,306	+7	4,582	4,246	+8

Total per 1,000 shares (Mcfe)	559	517	+8	1,112	1,007	+10

Net wells drilled	409	569	-28	1,552	1,833	-15

Growth from key North American resource plays

	Daily Production
	2008			2007					2006
Resource Play				Full					Full
(After royalties)	YTD	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural Gas (MMcf/d)
Jonah	613	630	595	557	612	588	523	504	464
Piceance	377	383	372	348	351	354	349	334	326
East Texas	294	316	273	143	187	144	139	103	99
Fort Worth	138	137	140	124	138	128	124	106	101
Greater Sierra	211	219	205	211	221	220	219	186	213
Cutbank Ridge[1]	275	280	271	258	283	269	248	232	189
Bighorn[1]	158	170	146	126	136	136	122	109	97
CBM	300	303	298	259	283	256	245	251	194
Shallow Gas	713	712	715	726	727	713	729	735	739

Total natural gas[1] (MMcf/d)	3,079	3,150	3,015	2,752	2,938	2,808	2,698	2,560	2,422

Oil (Mbbls/d)
Foster Creek	24	21	27	24	25	26	25	20	18
Christina Lake	3	4	2	3	2	3	3	3	3
Pelican Lake	23	21	24	23	24	24	23	23	24
Weyburn[2]	14	13	14	15	14	15	14	15	15

Total oil (Mbbls/d)[2]	64	59	67	65	65	68	65	61	60

Total (MMcfe/d)[1,2]	3,464	3,506	3,417	3,142	3,328	3,210	3,088	2,926	2,782

% change from prior period		+2.6	+ 2.7	+ 12.9	+ 3.7	+ 4.0	+ 5.5	+ 9.2

1
Key resource play production volumes in 2007 and 2006 for Cutbank Ridge and Bighorn were restated to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

2	Total key resource play production volumes in 2007 and 2006 were restated in the first quarter of 2008 to include the designation of Weyburn as an oil key resource play.

Drilling activity in key North American resource plays

	Net Wells Drilled
	2008			2007					2006
				Full					Full
Resource Play	YTD	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural Gas
Jonah	92	49	43	135	23	31	42	39	163
Piceance	164	81	83	286	77	72	72	65	220
East Texas	33	22	11	35	8	9	11	7	59
Fort Worth	41	20	21	75	15	17	29	14	97
Greater Sierra	63	27	36	109	27	27	32	23	115
Cutbank Ridge[1]	48	24	24	93	11	23	26	33	134
Bighorn[1]	48	18	30	62	6	18	10	28	58
CBM	261	10	251	1,079	330	323	18	408	729
Shallow Gas	579	83	496	1,914	649	608	241	416	1,310

Total gas wells[1]	1,329	334	995	3,788	1,146	1,128	481	1,033	2,885

Oil
Foster Creek	13	1	12	23	6	8	1	8	3
Christina Lake	—	—	—	3	—	1	2	—	1
Pelican Lake	—	—	—	—	—	—	—	—	—
Weyburn[2]	14	5	9	37	10	9	9	9	35

Total oil wells[2]	27	6	21	63	16	18	12	17	39

Total[1,2]	1,356	340	1,016	3,851	1,162	1,146	493	1,050	2,924

1
Key resource play net wells drilled in 2007 and 2006 for Cutbank Ridge and Bighorn were restated to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

2	Total key resource play net wells drilled in 2007 and 2006 were restated in the first quarter of 2008 to include the designation of Weyburn as an oil key resource play.
Natural gas shale resource play update
EnCana announced on June 16, 2008 that it has established a leading land and resource position in the Horn River Shale in northeast British Columbia and the Haynesville Shale in Louisiana and Texas. EnCana has drilled several exploration wells that have shown strong potential to deliver commercial volumes of natural gas. At Horn River, two of EnCana’s recently completed wells are producing at a very strong first-month average rate in excess of 5 MMcf/d. In the Haynesville Shale play, EnCana has early results from its second horizontal well, which flowed at an initial two-day rate of 15 MMcf/d. In the second quarter EnCana increased its leased acreage in the Haynesville Shale play to 370,000 net acres through a series of transactions. The company also reached an agreement in July, 2008 to acquire an additional 89,000 acres of mineral rights from Indigo Minerals LLC for $457 million.
Second quarter 2008 natural gas and oil prices

	Q2	Q2		6 months	6 months
	2008	2007	% Δ	2008	2007	% Δ
Natural gas ($/Mcf)
NYMEX	10.93	7.55	+45	9.48	7.16	+32
EnCana realized gas price[1]	8.54	7.62	+12	8.29	7.43	+12

Oil and NGLs ($/bbl)
WTI	123.80	65.02	+90	111.12	61.68	+80
Western Canadian Select (WCS)	102.18	45.84	+123	89.58	43.85	+104
Differential WTI/WCS	21.62	19.18	+13	21.54	17.83	+21
EnCana realized liquids price [1]	90.47	45.47	+99	79.77	44.02	+81

Chicago 3-2-1 crack spread ($bbl)	13.60	30.12	-55	10.65	21.51	-50

1	Realized prices include the impact of financial hedging.

Price risk management
Risk management positions at June 30, 2008 are presented in Note 17 to the unaudited Interim Consolidated Financial Statements. In the second quarter of 2008, EnCana’s commodity price risk management measures resulted in realized losses of approximately $400 million after-tax, composed of a $308 million after-tax loss on gas hedges, and a $92 million after-tax loss on oil and other hedges. The realized losses in the second quarter reflect the dramatic increase in oil prices in the past year and natural gas prices over the past few months compared to the portion of EnCana’s sales that are hedged at fixed prices – a risk management strategy that is aimed at providing more certainty of cash flow to fund the company’s annual capital investment program. EnCana has hedged about 1.5 Bcf/d of expected 2008 gas production for the balance of the year at an average NYMEX equivalent price of $8.20 per Mcf. EnCana has about 23,000 bbls/d of expected 2008 oil production hedged for the balance of the year under fixed price contracts at an average West Texas Intermediate (WTI) price of $70.13 per bbl. For 2009, EnCana has 391 MMcf/d of its expected natural gas production under fixed price contracts at an average NYMEX equivalent price of $9.85 per Mcf and 341 MMcf/d under NYMEX put options at an average strike of $8.85 per Mcf.
U.S. Rockies and Canadian basis differential hedges
North American natural gas prices are impacted by volatile pricing disconnects caused primarily by transportation constraints between producing regions and consuming regions. These price discounts are called basis differentials. EnCana has hedged 100 percent of its expected U.S. Rockies basis exposure in 2008 using a combination of downstream transportation and basis hedges, including some hedges that are based on a percentage of NYMEX prices. At June 30, 2008, U.S. basis hedges, a combination of Rockies, Mid-Continent and San Juan instruments, had an effective average differential to NYMEX of $1.66 per Mcf for the rest of 2008. EnCana has also hedged about 8 percent of its expected 2008 Canadian gas production at an average AECO basis differential of 76 cents per Mcf.
Corporate developments
Quarterly dividend of 40 cents per share declared
EnCana’s Board of Directors has declared a quarterly dividend of 40 cents per share payable on September 30, 2008 to common shareholders of record as of September 15, 2008. Based on the July 23, 2008 closing share price on the New York Stock Exchange of $72.62, this represents an annualized yield of about 2.2 percent.
Corporate reorganization to create two energy companies focused on unconventional resources
On May 11, 2008, EnCana announced plans to split into two highly focused energy companies – one a North American natural gas company and the other a fully integrated oil company with in-situ oil properties and refineries supplemented by reliable production from natural gas and crude oil resource plays. The proposed corporate reorganization, expected to close in early 2009, would be implemented through a Plan of Arrangement and is subject to shareholder and court approval. An information circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in November, followed by a shareholders meeting planned for mid December. The working names of the two companies are GasCo and IOCo. GasCo will retain the name of EnCana Corporation while the permanent name of IOCo will be determined prior to the close of the transaction. For further information on the announcement see the company’s website www.encana.com.
Normal Course Issuer Bid
In the second quarter of 2008, EnCana purchased for cancellation approximately 200,000 common shares at an average price of $74.81 per share under the company’s Normal Course Issuer Bid for a total cost of $15 million. As a result of the proposed corporate reorganization, the company has suspended further purchases for 2008.

Financial strength
EnCana maintains a strong balance sheet, targeting a net debt-to-capitalization ratio between 30 and 40 percent and a net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, of 1 to 2 times. At June 30, 2008, EnCana’s net debt-to-capitalization ratio was 36 percent, including mark-to-market losses on risk management instruments, which increased net debt. Excluding this mark-to-market impact, the net debt-to-capitalization ratio would have been 34 percent. EnCana’s net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, was 1.3 times at the end of the second quarter. The company expects to be in the lower end of its managed ranges by year-end.
In the quarter, EnCana invested $1.7 billion in capital, excluding acquisitions and divestitures, on continued development of its key resource plays and expansion of the company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana Corporation will host a conference call today, Thursday, July 24, 2008, starting at 11 a.m. MT (1 p.m. ET). To participate, please dial (866) 321-6651 (toll-free in North America) or (416) 642-5212 and quote confirmation code 7198404 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3 p.m. MT on July 24 until midnight July 31, 2008 by dialling (888) 203-1112 or (647) 436-0148 and entering access code 7198404.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, operating earnings, free cash flow, net debt, capitalization and adjusted earnings before interest, tax, depreciation and amortization (EBITDA).
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

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Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only, and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

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Net debt is a non-GAAP measure defined as long-term debt plus current liabilities less current assets. Capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity. Net debt to capitalization and net debt to adjusted EBITDA are two ratios management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $65 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: projections relating to future economic and operating performance (including per share growth, net debt-to-capitalization and net debt-to-adjusted-EBITDA ratios, cash flow, free cash flow, and cash flow per share); the anticipated ability to meet the company’s guidance forecasts; anticipated growth and success of various resource plays and the expected characteristics of such resource plays; the future drilling and production potential for various regions, including East Texas and the Horn River and Haynesville natural gas shale plays; projections relating to the proposed corporate reorganization transaction, including the expected timing for mailing an information circular to shareholders, holding a shareholders meeting and the potential closing date; projections of crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production at Foster Creek and Christina Lake; projections for future crack spreads and refining margins; anticipated effects of EnCana’s market risk mitigation strategy; projections for 2008 capital expenditures and investment; projections for oil, natural gas and NGLs production in 2008 and beyond; anticipated costs and inflationary pressures; and potential divestitures, proceeds which may be generated there from and the potential use of such proceeds. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2008 cash flow, operating cash flow and pre-tax cash flow for EnCana, and for GasCo and IOCo pro-forma the proposed reorganization transaction, is based upon achieving average production of oil and gas for 2008 as set out above, average commodity prices for 2008 based on actual results for the second quarter of 2008, and for the balance of 2008, a WTI price of $130/bbl for oil, a NYMEX price of $11.00/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.98, an average Chicago crack spread for 2008 of $10.00/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com. For EnCana video, visit www.thenewsmarket.com/EnCana. Free delivery options include digital FTP transfer, Beta SP tape, Data-DVD and streaming download (Flash, QuickTime and Windows Media).

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

Second quarter report
for the period ended June 30, 2008
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2008	2007	2008	2007

REVENUES, NET OF ROYALTIES	(Note 5)	$7,321	$5,613	$12,663	$10,049

EXPENSES	(Note 5)
Production and mineral taxes		154	57	268	149
Transportation and selling		326	234	646	512
Operating		709	565	1,405	1,116
Purchased product		2,882	1,836	5,275	3,687
Depreciation, depletion and amortization		1,097	899	2,132	1,742
Administrative		225	95	381	190
Interest, net	(Note 7)	147	94	281	195
Accretion of asset retirement obligation	(Note 12)	20	15	41	29
Foreign exchange (gain) loss, net	(Note 8)	(35)	7	60	(5)
(Gain) loss on divestitures	(Note 6)	(17)	1	(17)	(58)

		5,508	3,803	10,472	7,557

NET EARNINGS BEFORE INCOME TAX		1,813	1,810	2,191	2,492
Income tax expense	(Note 9)	592	364	877	549

NET EARNINGS		$1,221	$1,446	$1,314	$1,943

NET EARNINGS PER COMMON SHARE	(Note 16)
Basic		$1.63	$1.91	$1.75	$2.54
Diluted		$1.63	$1.89	$1.75	$2.51
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Six Months Ended
		June 30,
($ millions)		2008	2007

RETAINED EARNINGS, BEGINNING OF YEAR		$13,082	$11,344
Net Earnings		1,314	1,943
Dividends on Common Shares		(600)	(304)
Charges for Normal Course Issuer Bid	(Note 13)	(243)	(1,421)

RETAINED EARNINGS, END OF PERIOD		$13,553	$11,562

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2008	2007	2008	2007

NET EARNINGS	$1,221	$1,446	$1,314	$1,943
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	48	828	(352)	939

COMPREHENSIVE INCOME	$1,269	$2,274	$962	$2,882

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Six Months Ended June 30,
($ millions)	2008	2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$3,063	$1,375
Foreign Currency Translation Adjustment	(352)	939

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$2,711	$2,314

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$778	$553
Accounts receivable and accrued revenues		3,346	2,381
Current portion of partnership contribution receivable		305	297
Risk management	(Note 17)	265	385
Inventories	(Note 10)	1,422	828

		6,116	4,444
Property, Plant and Equipment, net	(Note 5)	37,070	35,865
Investments and Other Assets		654	607
Partnership Contribution Receivable		2,992	3,147
Risk Management	(Note 17)	341	18
Goodwill		2,821	2,893

	(Note 5)	$49,994	$46,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$4,888	$3,982
Income tax payable		909	1,150
Current portion of partnership contribution payable		297	288
Risk management	(Note 17)	1,617	207
Current portion of long-term debt	(Note 11)	491	703

		8,202	6,330
Long-Term Debt	(Note 11)	9,878	8,840
Other Liabilities		450	242
Partnership Contribution Payable		3,012	3,163
Risk Management	(Note 17)	73	29
Asset Retirement Obligation	(Note 12)	1,402	1,458
Future Income Taxes		6,160	6,208

		29,177	26,270

Shareholders’ Equity
Share capital	(Note 13)	4,553	4,479
Paid in surplus		—	80
Retained earnings		13,553	13,082
Accumulated other comprehensive income		2,711	3,063

Total Shareholders’ Equity		20,817	20,704

		$49,994	$46,974

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2008	2007	2008	2007

OPERATING ACTIVITIES
Net earnings		$1,221	$1,446	$1,314	$1,943
Depreciation, depletion and amortization		1,097	899	2,132	1,742
Future income taxes	(Note 9)	152	79	73	(111)
Unrealized (gain) loss on risk management	(Note 17)	318	(55)	1,411	559
Unrealized foreign exchange (gain) loss		(11)	79	65	76
Accretion of asset retirement obligation	(Note 12)	20	15	41	29
(Gain) loss on divestitures	(Note 6)	(17)	1	(17)	(58)
Other		109	85	259	121
Net change in other assets and liabilities		(171)	(16)	(264)	4
Net change in non-cash working capital		(722)	(385)	(1,260)	(249)

Cash From Operating Activities		1,996	2,148	3,754	4,056

INVESTING ACTIVITIES
Capital expenditures	(Note 5)	(1,996)	(1,189)	(3,903)	(2,679)
Proceeds from divestitures	(Note 6)	79	165	151	446
Net change in investments and other		(18)	(25)	(9)	(6)
Net change in non-cash working capital		(101)	(45)	191	(103)

Cash (Used in) Investing Activities		(2,036)	(1,094)	(3,570)	(2,342)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		426	(40)	367	(40)
Issuance of long-term debt	(Note 11)	—	—	723	434
Repayment of long-term debt		(196)	—	(196)	—
Issuance of common shares	(Note 13)	13	77	76	153
Purchase of common shares	(Note 13)	(15)	(713)	(326)	(1,807)
Dividends on common shares		(300)	(151)	(600)	(304)
Other		—	(14)	—	(3)

Cash From (Used in) Financing Activities		(72)	(841)	44	(1,567)

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		1	5	(3)	6

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(111)	218	225	153
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		889	337	553	402

CASH AND CASH EQUIVALENTS, END OF PERIOD		$778	$555	$778	$555

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s operations are in the business of exploration for, and development, production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2007, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2007.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2007 annual audited Consolidated Financial Statements, on January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

•
“Financial Instruments — Presentation”, Section 3863 and “Financial Instruments - Disclosures”, Section 3862. The new disclosure standard increases EnCana’s disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 17). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires EnCana to disclose its objectives, policies and processes for managing its capital structure (See Note 14).
3. RECENT ACCOUNTING PRONOUNCEMENTS
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. PROPOSED CORPORATE REORGANIZATION
On May 11, 2008, EnCana announced its plans to split into two highly focused energy companies — one a North American natural gas company and the other a fully integrated oil company with in-situ oilsands properties and refineries supplemented by reliable production from various gas and oil resource plays. The proposed corporate reorganization, expected to close in early January 2009, would be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with every EnCana shareholder receiving one share of each entity in exchange for each EnCana common share held. The working names of the two companies are GasCo and IntegratedOilCo (“IOCo”) respectively. GasCo will retain the name of EnCana Corporation while the permanent name of IOCo will be determined prior to the close of the transaction.
5. SEGMENTED INFORMATION
As a result of the proposed corporate reorganization, EnCana has changed its reportable segments to reflect the realigned reporting hierarchies. The most significant change results in EnCana now presenting Canadian Plains and Canadian Foothills as separate operating segments. These were previously aggregated and presented in the Canada segment. Prior periods have been restated to reflect the new presentation.
GasCo’s operating segments will include EnCana’s Canadian Foothills, United States and Offshore and International segments. IOCo’s operating segments will include EnCana’s Canadian Plains and Integrated Oil segments.
The Company has defined its continuing operations into the following segments:
•
Canadian Plains, Canadian Foothills, United States and Offshore and International segments include the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s operations are located in Canada and the United States. Offshore and International exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canadian Plains, Canadian Foothills, United States and Integrated Oil segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended June 30)

	Canadian Plains		Canadian Foothills		United States
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,185	$853	$1,189	$917	$1,525	$1,128
Expenses
Production and mineral taxes	24	18	12	13	118	26
Transportation and selling	25	28	54	51	120	77
Operating	147	108	180	125	186	154
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	238	242	285	257	421	281

Segment Income (Loss)	$751	$457	$658	$471	$680	$590

	Integrated Oil		Offshore & International		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$3,104	$1,943	$(1)	$1	$647	$722
Expenses
Production and mineral taxes	—	—	—	—	—	—
Transportation and selling	127	76	—	—	—	2
Operating	196	176	(1)	(1)	8	10
Purchased product	2,254	1,134	—	—	628	702
Depreciation, depletion and amortization	91	94	35	—	4	4

Segment Income (Loss)	$436	$463	$(35)	$2	$7	$4

	Corporate		Consolidated
	2008	2007	2008	2007

Revenues, Net of Royalties	$(328)	$49	$7,321	$5,613
Expenses
Production and mineral taxes	—	—	154	57
Transportation and selling	—	—	326	234
Operating	(7)	(7)	709	565
Purchased product	—	—	2,882	1,836
Depreciation, depletion and amortization	23	21	1,097	899

Segment Income (Loss)	$(344)	$35	2,153	2,022

Administrative			225	95
Interest, net			147	94
Accretion of asset retirement obligation			20	15
Foreign exchange (gain) loss, net			(35)	7
(Gain) loss on divestitures			(17)	1

			340	212

Net Earnings Before Income Tax			1,813	1,810
Income tax expense			592	364

Net Earnings			$1,221	$1,446

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended June 30)
Geographic and Product Information

	Canadian Plains
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$629	$563	$554	$286	$2	$4	$1,185	$853
Expenses
Production and mineral taxes	13	10	11	8	—	—	24	18
Transportation and selling	18	21	7	7	—	—	25	28
Operating	74	55	72	52	1	1	147	108

Operating Cash Flow	$524	$477	$464	$219	$1	$3	$989	$699

	Canadian Foothills
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,000	$816	$174	$88	$15	$13	$1,189	$917
Expenses
Production and mineral taxes	11	12	1	1	—	—	12	13
Transportation and selling	51	49	3	2	—	—	54	51
Operating	163	114	12	7	5	4	180	125

Operating Cash Flow	$775	$641	$158	$78	$10	$9	$943	$728

	United States
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,308	$989	$130	$70	$87	$69	$1,525	$1,128
Expenses
Production and mineral taxes	107	20	11	6	—	—	118	26
Transportation and selling	120	77	—	—	—	—	120	77
Operating	106	85	—	—	80	69	186	154

Operating Cash Flow	$975	$807	$119	$64	$7	$—	$1,101	$871

	Integrated Oil
	Oil		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$298	$172	$2,769	$1,717	$37	$54	$3,104	$1,943
Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	123	72	—	—	4	4	127	76
Operating	50	39	127	119	19	18	196	176
Purchased product	—	—	2,300	1,157	(46)	(23)	2,254	1,134

Operating Cash Flow	$125	$61	$342	$441	$60	$55	$527	$557

*	Includes exploration and production of natural gas and bitumen for the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended June 30)
Company Operating Information*

	GasCo
	Canadian Foothills		United States		Offshore & International		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Revenues, Net of Royalties	$1,189	$917	$1,525	$1,128	$(1)	$1	$2,713	$2,046
Expenses
Production and mineral taxes	12	13	118	26	—	—	130	39
Transportation and selling	54	51	120	77	—	—	174	128
Operating	180	125	186	154	(1)	(1)	365	278

Operating Cash Flow	$943	$728	$1,101	$871	$—	$2	$2,044	$1,601

	IOCo
	Canadian Plains		Integrated Oil		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,185	$853	$3,104	$1,943	$4,289	$2,796
Expenses
Production and mineral taxes	24	18	—	—	24	18
Transportation and selling	25	28	127	76	152	104
Operating	147	108	196	176	343	284
Purchased product	—	—	2,254	1,134	2,254	1,134

Operating Cash Flow	$989	$699	$527	$557	$1,516	$1,256

*	GasCo and IOCo company operating information excluding their respective share of the Market Optimization and Corporate segments.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the six months ended June 30)

	Canadian Plains		Canadian Foothills		United States
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,244	$1,700	$2,264	$1,781	$2,879	$2,091
Expenses
Production and mineral taxes	37	35	16	24	214	90
Transportation and selling	52	58	110	98	235	143
Operating	289	209	358	254	355	301
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	483	472	560	493	818	546

Segment Income (Loss)	$1,383	$926	$1,220	$912	$1,257	$1,011

	Integrated Oil		Offshore & International		Market Optimization
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$5,427	$3,566	$1	$(1)	$1,272	$1,478
Expenses
Production and mineral taxes	1	—	—	—	—	—
Transportation and selling	249	203	—	—	—	10
Operating	392	341	1	2	19	17
Purchased product	4,040	2,253	—	—	1,235	1,434
Depreciation, depletion and amortization	184	184	35	1	8	7

Segment Income (Loss)	$561	$585	$(35)	$(4)	$10	$10

	Corporate		Consolidated
	2008	2007	2008	2007

Revenues, Net of Royalties	$(1,424)	$(566)	$12,663	$10,049
Expenses
Production and mineral taxes	—	—	268	149
Transportation and selling	—	—	646	512
Operating	(9)	(8)	1,405	1,116
Purchased product	—	—	5,275	3,687
Depreciation, depletion and amortization	44	39	2,132	1,742

Segment Income (Loss)	$(1,459)	$(597)	2,937	2,843

Administrative			381	190
Interest, net			281	195
Accretion of asset retirement obligation			41	29
Foreign exchange (gain) loss, net			60	(5)
(Gain) loss on divestitures			(17)	(58)

			746	351

Net Earnings Before Income Tax			2,191	2,492
Income tax expense			877	549

Net Earnings			$1,314	$1,943

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the six months ended June 30)
Geographic and Product Information

	Canadian Plains
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,219	$1,121	$1,021	$573	$4	$6	$2,244	$1,700
Expenses
Production and mineral taxes	18	20	19	15	—	—	37	35
Transportation and selling	37	43	15	15	—	—	52	58
Operating	147	107	140	100	2	2	289	209

Operating Cash Flow	$1,017	$951	$847	$443	$2	$4	$1,866	$1,398

	Canadian Foothills
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$1,909	$1,587	$322	$168	$33	$26	$2,264	$1,781
Expenses
Production and mineral taxes	14	23	2	1	—	—	16	24
Transportation and selling	104	94	6	4	—	—	110	98
Operating	324	231	23	14	11	9	358	254

Operating Cash Flow	$1,467	$1,239	$291	$149	$22	$17	$1,780	$1,405

	United States
	Gas		Oil & NGLs		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,491	$1,820	$229	$124	$159	$147	$2,879	$2,091
Expenses
Production and mineral taxes	194	78	20	12	—	—	214	90
Transportation and selling	235	143	—	—	—	—	235	143
Operating	207	160	—	—	148	141	355	301

Operating Cash Flow	$1,855	$1,439	$209	$112	$11	$6	$2,075	$1,557

	Integrated Oil
	Oil		Downstream Refining		Other *		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$536	$392	$4,815	$3,060	$76	$114	$5,427	$3,566
Expenses
Production and mineral taxes	—	—	—	—	1	—	1	—
Transportation and selling	243	196	—	—	6	7	249	203
Operating	91	88	259	219	42	34	392	341
Purchased product	—	—	4,121	2,291	(81)	(38)	4,040	2,253

Operating Cash Flow	$202	$108	$435	$550	$108	$111	$745	$769

*	Includes exploration and production of natural gas and bitumen for the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Results of Operations (For the six months ended June 30)
Company Operating Information*

	GasCo
	Canadian Foothills		United States		Offshore & International		Total
	2008	2007	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,264	$1,781	$2,879	$2,091	$1	$(1)	$5,144	$3,871
Expenses
Production and mineral taxes	16	24	214	90	—	—	230	114
Transportation and selling	110	98	235	143	—	—	345	241
Operating	358	254	355	301	1	2	714	557

Operating Cash Flow	$1,780	$1,405	$2,075	$1,557	$—	$(3)	$3,855	$2,959

	IOCo
	Canadian Plains		Integrated Oil		Total
	2008	2007	2008	2007	2008	2007

Revenues, Net of Royalties	$2,244	$1,700	$5,427	$3,566	$7,671	$5,266
Expenses
Production and mineral taxes	37	35	1	—	38	35
Transportation and selling	52	58	249	203	301	261
Operating	289	209	392	341	681	550
Purchased product	—	—	4,040	2,253	4,040	2,253

Operating Cash Flow	$1,866	$1,398	$745	$769	$2,611	$2,167

*	GasCo and IOCo company operating information excluding their respective share of the Market Optimization and Corporate segments.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008

Notes to Consolidated Financial Statements (unaudited) (All amounts in $ millions unless otherwise specified)
5. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Capital
Canadian Plains	$158	$156	$420	$340
Canadian Foothills	570	404	1,337	1,052
United States	660	422	1,179	861
Integrated Oil	266	126	529	270
Offshore & International	28	44	53	62
Market Optimization	5	2	7	3
Corporate	31	18	42	67

	1,718	1,172	3,567	2,655

Acquisition Capital
Canadian Foothills	20	—	92	7
United States	258	3	244	3
Integrated Oil	—	14	—	14

	278	17	336	24

Total	$1,996	$1,189	$3,903	$2,679

On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Kilgore represented an interest in a Variable Interest Entity (“VIE”) from November 20, 2007 to May 18, 2008. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Kilgore. On May 18, 2008, when the arrangement with Brown Kilgore was completed, the assets were transferred to EnCana.
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	June 30,	December 31,	June 30,	December 31,
	2008	2007	2008	2007

Canadian Plains	$6,675	$6,967	$8,413	$8,626
Canadian Foothills	10,611	10,127	12,757	12,184
United States	12,385	11,879	13,831	12,948
Integrated Oil	5,462	5,164	10,976	10,122
Offshore & International	1,229	1,104	1,331	1,135
Market Optimization	165	171	656	478
Corporate	543	453	2,030	1,481

Total	$37,070	$35,865	$49,994	$46,974

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. As at June 30, 2008, Corporate Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $232 million ($147 million at December 31, 2007) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at June 30, 2008, Offshore and International Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $91 million related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $151 million (2007 - $446 million) as described below:
Canadian Plains, Canadian Foothills and United States
In 2008, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $31 million (2007 — nil) in Canadian Plains, $70 million (2007 — $12 million) in Canadian Foothills, and $95 million (2007 — $11 million) in the United States.
Offshore and International
In May 2007, the Company completed the sale of its assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million, which were credited to property, plant and equipment.
In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $207 million which resulted in a gain on sale of $59 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 5 for further discussion of The Bow office project assets.
7. INTEREST, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Interest Expense — Long-Term Debt	$144	$118	$284	$218
Interest Expense — Other *	56	43	110	106
Interest Income *	(53)	(67)	(113)	(129)

	$147	$94	$281	$195

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.
8. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(52)	$(289)	$165	$(330)
Translation of U.S. dollar partnership contribution receivable issued from Canada	44	305	(99)	343
Other Foreign Exchange (Gain) Loss	(27)	(9)	(6)	(18)

	$(35)	$7	$60	$(5)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. INCOME TAXES
The Provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Current
Canada	$172	$61	$406	$343
United States	256	220	385	312
Other Countries	12	4	13	5

Total Current Tax	440	285	804	660

Future	152	79	73	(111)

	$592	$364	$877	$549

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Net Earnings Before Income Tax	$1,813	$1,810	$2,191	$2,492
Canadian Statutory Rate	29.7%	32.3%	29.7%	32.3%

Expected Income Tax	538	585	650	805

Effect on Taxes Resulting from:
Statutory and other rate differences	75	19	78	24
Effect of tax rate changes*	—	(37)	—	(37)
Effect of legislative changes	—	(231)	—	(231)
Non-taxable downstream partnership income	(8)	(13)	(7)	(19)
International financing	(79)	(14)	(159)	(29)
Foreign exchange gains not included in net earnings	24	—	180	—
Non-taxable capital (gains) losses	(4)	8	11	(12)
Other	46	47	124	48

	$592	$364	$877	$549

Effective Tax Rate	32.7%	20.1%	40.0%	22.0%

*	The Canadian federal government, during the second quarter of 2007, enacted income tax rate changes.
10. INVENTORIES

	As at	As at
	June 30,	December 31,
	2008	2007

Product
Canadian Plains	$1	$—
United States	—	2
Integrated Oil	1,092	646
Market Optimization	327	180
Parts and Supplies	2	—

	$1,422	$828

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008

Notes to Consolidated Financial Statements (unaudited) (All amounts in $ millions unless otherwise specified)
11. LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2008	2007

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,673	$1,506
Unsecured notes	1,718	1,138

	3,391	2,644

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	650	495
Unsecured notes	6,350	6,421

	7,000	6,916

Increase in Value of Debt Acquired *	61	66
Debt Discounts and Financing Costs	(83)	(83)
Current Portion of Long-Term Debt	(491)	(703)

	$9,878	$8,840

*
Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 20 years.

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018.
12. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	June 30,	December 31,
	2008	2007

Asset Retirement Obligation, Beginning of Year	$1,458	$1,051
Liabilities Incurred	26	89
Liabilities Settled	(80)	(100)
Liabilities Divested	(3)	—
Change in Estimated Future Cash Flows	(5)	184
Accretion Expense	41	64
Other	(35)	170

Asset Retirement Obligation, End of Period	$1,402	$1,458

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. SHARE CAPITAL

	June 30, 2008		December 31, 2007
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.2	$4,479	777.9	$4,587
Common Shares Issued under Option Plans	2.8	76	8.3	176
Stock-Based Compensation	—	11	—	17
Common Shares Purchased	(2.8)	(13)	(36.0)	(301)

Common Shares Outstanding, End of Period	750.2	$4,553	750.2	$4,479

Normal Course Issuer Bid
To June 30, 2008, the Company purchased 4.8 million Common Shares for total consideration of approximately $326 million. Of the amount paid, $29 million was charged to Share capital and $297 million was charged to Retained earnings. Included in the Common Shares Purchased in 2008 are 2.0 million Common Shares distributed (2007 — 2.9 million), valued at $16 million (2007 — $24 million), from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 15). For these Common Shares distributed, there was a $54 million adjustment to Retained earnings (2007 — $82 million) with a reduction to Paid in surplus of $70 million (2007 — $106 million).
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at June 30, 2008. Information related to TSARs is included in Note 15.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price(C$)

Outstanding, Beginning of Year	3.4	21.82
Exercised	(2.8)	23.66

Outstanding, End of Period	0.6	13.25

Exercisable, End of Period	0.6	13.25

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise Price
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	(C$)

11.00 to 21.99	0.5	1.4	11.62	0.5	11.62
22.00 to 25.99	0.1	0.3	24.62	0.1	24.62

	0.6	1.3	13.25	0.6	13.25

At December 31, 2007, the balance in Paid in surplus related to stock-based compensation programs.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility so as to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Net Debt to Capitalization and Net Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Net Debt to Capitalization ratio of between 30 and 40 percent that is calculated as follows:

	As at
	June 30,	December 31,
	2008	2007

Long-Term Debt, excluding current portion	$9,878	$8,840
Less: Working capital	(2,086)	(1,886)

Net Debt	11,964	10,726
Total Shareholders’ Equity	20,817	20,704

Total Capitalization	$32,781	$31,430

Net Debt to Capitalization ratio	36%	34%

EnCana’s Net Debt to Capitalization ratio increased to 36 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market losses on risk management instruments which increased Net Debt. Excluding this impact, the Net Debt to Capitalization ratio would have been 34 percent at June 30, 2008 and would have remained unchanged at 34 percent at December 31, 2007.
EnCana targets a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times. At June 30, 2008, the Net Debt to Adjusted EBITDA was 1.3x (December 31, 2007 — 1.2x) calculated on a trailing twelve-month basis as follows:

	As at
	June 30,		December 31,
	2008		2007

Net Debt	$11,964		$10,726

Net Earnings from Continuing Operations	$3,255		$3,884
Add (deduct):
Interest, net	514		428
Income tax expense	1,265		937
Depreciation, depletion and amortization	4,206		3,816
Accretion of asset retirement obligation	76		64
Foreign exchange (gain) loss, net	(99)		(164)
(Gain) loss on divestitures	(24)		(65)

Adjusted EBITDA	$9,193		$8,900

Net Debt to Adjusted EBITDA	1.3	x	1.2	x

EnCana manages its capital structure and makes adjustments according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at June 30, 2008. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2007.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Current Service Cost	$4	$4	$8	$8
Interest Cost	6	5	11	9
Expected Return on Plan Assets	(5)	(5)	(10)	(9)
Expected Actuarial Loss on Accrued Benefit Obligation	1	1	2	2
Expected Amortization of Past Service Costs	—	1	1	1
Amortization of Transitional Obligation	—	(1)	(1)	(1)
Expense for Defined Contribution Plan	10	9	20	16

Net Benefit Plan Expense	$16	$14	$31	$26

For the period ended June 30, 2008, contributions of $7 million have been made to the defined benefit pension plans (2007 — $4 million).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at June 30, 2008:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	18,854,141	48.44
Granted	3,998,422	70.26
Exercised — SARs	(2,845,548)	43.72
Exercised — Options	(46,810)	42.41
Forfeited	(288,175)	52.59

Outstanding, End of Period	19,672,030	53.51

Exercisable, End of Period	8,317,809	45.57

For the period ended June 30, 2008, EnCana recorded compensation costs of $340 million related to the outstanding TSARs (2007 — $157 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes the information about Performance TSARs at June 30, 2008:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,930,925	56.09
Granted	7,058,538	69.40
Exercised — SARs	(259,466)	56.09
Exercised — Options	(3,669)	56.09
Forfeited	(454,914)	57.94

Outstanding, End of Period	13,271,414	63.11

Exercisable, End of Period	1,497,135	56.09

For the period ended June 30, 2008, EnCana recorded compensation costs of $126 million related to the outstanding Performance TSARs (2007 — $9 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
In 2008, EnCana granted SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following table summarizes the information about SARs at June 30, 2008:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	951,065	71.71
Forfeited	(17,250)	69.40

Outstanding, End of Period	933,815	71.75

Exercisable, End of Period	—	—

For the period ended June 30, 2008, EnCana recorded compensation costs of $5 million related to the outstanding SARs (2007 — nil).
E) Performance Share Appreciation Rights (“Performance SARs”)
In 2008, EnCana granted Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes the information about Performance SARs at June 30, 2008:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	1,677,030	69.40
Forfeited	(34,500)	69.40

Outstanding, End of Period	1,642,530	69.40

Exercisable, End of Period	—	—

For the period ended June 30, 2008, EnCana recorded compensation costs of $4 million related to the outstanding Performance SARs (2007 — nil).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. COMPENSATION PLANS (continued)
F) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at June 30, 2008:

		Average
	Outstanding	Share
	DSUs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	589,174	33.78
Granted, Directors	82,218	67.92
Exercised	(34,008)	91.00
Units, in Lieu of Dividends	6,208	85.17

Outstanding, End of Period	643,592	35.61

Exercisable, End of Period	643,592	35.61

For the period ended June 30, 2008, EnCana recorded compensation costs of $23 million related to the outstanding DSUs (2007 — $11 million).
G) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at June 30, 2008:

		Average
	Outstanding	Share
	PSUs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,685,036	38.79
Granted	408,686	70.77
Distributed	(2,042,541)	45.34
Forfeited	(51,181)	38.32

Outstanding, End of Period	—	—

For the period ended June 30, 2008, EnCana recorded compensation costs of $1 million related to the outstanding PSUs (2007 — $15 million).
16. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended			Six Months Ended
	March 31,	June 30,		June 30,
(millions)	2008	2008	2007	2008	2007

Weighted Average Common Shares Outstanding — Basic	749.5	750.2	758.5	749.8	763.5
Effect of Dilutive Securities	3.5	1.1	6.7	2.5	9.7

Weighted Average Common Shares Outstanding — Diluted	753.0	751.3	765.2	752.3	773.2

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts. Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 10 to the Company’s annual audited Consolidated Financial Statements.
The fair value of financial assets and liabilities were as follows:

	As at June 30, 2008		As at December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$778	$778	$553	$553
Risk management assets *	606	606	403	403
Loans and Receivables:
Accounts receivable and accrued revenues	3,346	3,346	2,381	2,381
Partnership contribution receivable *	3,297	3,297	3,444	3,444
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$1,690	$1,690	$236	$236
Other Financial Liabilities:
Accounts payable and accrued liabilities	4,888	4,888	3,982	3,982
Long-term debt *	10,369	10,461	9,543	9,763
Partnership contribution payable *	3,309	3,309	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	June 30,	December 31,
	2008	2007

Risk Management
Current asset	$265	$385
Long-term asset	341	18

	606	403

Risk Management
Current liability	1,617	207
Long-term liability	73	29

	1,690	236

Net Risk Management Asset (Liability)	$(1,084)	$167

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at June 30, 2008			As at December 31, 2007
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$566	$1,381	$(815)	$375	$29	$346
Crude oil	5	309	(304)	6	205	(199)
Power	35	—	35	19	—	19
Interest Rates	—	—	—	2	—	2
Credit	—	—	—	1	2	(1)

Total Fair Value	$606	$1,690	$(1,084)	$403	$236	$167

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	June 30,	December 31,
	2008	2007

Prices actively quoted	$(1,476)	$148
Prices sourced from observable data or market corroboration	392	19

Total Fair Value	$(1,084)	$167

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at June 30, 2008

	Notional Volumes		Term	Average Price		Fair Market Value

Natural Gas Sales Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,494	MMcf/d	2008	8.20	US$/Mcf	$(1,419)
NYMEX Fixed Price	391	MMcf/d	2009	9.85	US$/Mcf	(364)

Options

Purchased AECO Call Options	(6)	MMcf/d	2008	10.85	C$/Mcf	1
Purchased NYMEX Call Options	(851)	MMcf/d	2008	11.55	US$/Mcf	223
Purchased NYMEX Put Options	136	MMcf/d	2008	8.85	US$/Mcf	(9)
Purchased NYMEX Put Options	341	MMcf/d	2009	8.85	US$/Mcf	(18)

Basis Contracts

Canada	175	MMcf/d	2008	(0.76)	US$/Mcf	27
United States	1,058	MMcf/d	2008	(1.66)	US$/Mcf	240
Canada and United States *			2009-2011			377

						(942)
Other Financial Positions **						(33)

Total Unrealized Loss on Financial Contracts						(975)
Paid Premiums on Unexpired Options						160

Natural Gas Fair Value Position						$(815)

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production and transportation commitment management.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at June 30, 2008 (continued)

	Notional Volumes		Term	Average Price		Fair Market Value
Crude Oil Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	23,000	bbls/d	2008	70.13	US$/bbl	$(297)
Other Financial Positions **						(7)

Crude Oil Fair Value Position						$(304)

Power Purchase Contracts
Power Fair Value Position						$35

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenues, Net of Royalties	$(586)	$382	$(566)	$697
Operating Expenses and Other	(2)	—	—	1

Gain (Loss) on Risk Management	$(588)	$382	$(566)	$698

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenues, Net of Royalties	$(328)	$49	$(1,424)	$(566)
Operating Expenses and Other	10	6	13	7

Gain (Loss) on Risk Management	$(318)	$55	$(1,411)	$(559)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30, 2008

	2008		2007
			Total
		Total	Unrealized
	Fair Market	Unrealized	Gain
	Value	Gain (Loss)	(Loss)

Fair Value of Contracts, Beginning of Year	$167
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(1,977)	$(1,977)	$132
Fair Value of Contracts in Place at Transition that Expired During the Period	—	—	7
Fair Value of Contracts Realized During the Period	566	566	(698)

Fair Value of Contracts Outstanding	$(1,244)	$(1,411)	$(559)
Paid Premiums on Unexpired Options	160

Fair Value of Contracts and Premiums Paid, End of Period	$(1,084)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at June 30, 2008 as follows:

	Favorable	Unfavorable
	10% Change	10% Change

Natural gas price	$347	$(303)
Crude oil price	60	(60)
Power price	4	(4)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates, credit risk and liquidity risk.
Market Risk
Market risk, the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices, is comprised of the following:
•	Commodity Price Risk

As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various derivative agreements. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas — To partially mitigate the natural gas commodity price risk, the Company enters into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.

Crude Oil — The Company has partially mitigated its exposure to the WTI NYMEX price with fixed price swaps.

Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

•	Interest Rate Risk

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At June 30, 2008, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $16 million.

•	Foreign Exchange Risk

As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.

As disclosed in Note 8, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of U.S. dollar partnership contribution receivable issued from Canada. At June 30, 2008, EnCana had $5,350 million in U.S. dollar debt issued from Canada ($5,421 million at December 31, 2007) and $3,297 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $21 million change in foreign exchange (gain) loss at June 30, 2008.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Credit Risk
Credit risk is the risk that the counterparty to a financial asset will default resulting in the Company incurring a financial loss. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
At June 30, 2008, EnCana had three counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting its financial liability obligations. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 14, EnCana targets a Net Debt to Capitalization ratio between 30 and 40 percent and a Net Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at June 30, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.7 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $7.2 billion. Of this unused shelf capacity, $2 billion expired on July 9, 2008. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the proposed corporate reorganization (See Note 4), Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch with Negative Implications”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications”, and Moody’s Investors Service has assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

				beyond
	1 year	2 – 3 years	4 – 5 years	5 years	Total

Accounts payable and accrued liabilities	$4,888	$—	$—	$—	$4,888
Risk management liabilities	1,617	73	—	—	1,690
Long-term debt *	491	450	3,314	6,136	10,391
Partnership contribution payable *	297	649	732	1,631	3,309

*	Principal, including current portion.
Included in EnCana’s total long-term debt obligations of $10,391 million at June 30, 2008 are $2,323 million in obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million. Also, without admitting any liability whatsoever, WD concluded settlement negotiations with a group of individual plaintiffs. It was agreed that WD would settle these claims for $23 million. Execution of the Settlement Agreement is pending.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
19. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2008.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)